Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

        June 30, 2005

VIA EDGAR AND FACSIMILE

Mr. Jeffrey B. Werbitt
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Facsimile: 202-772-9203

  Re:
  Aquila, Inc.
  Registration Statement on Form S-4
  File No. 333-125441

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, Aquila, Inc. (the "Registrant") hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective by July 1, 2005, 2:00 p.m., Eastern Time, or as soon as possible thereafter.

        In addition, at the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Registrant acknowledges the following:

  •
  should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
AQUILA, INC.
By:	/s/ BRAD BACON
Name:	Brad Bacon
Title:	Senior Corporate Counsel